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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM F-X

                      APPOINTMENT OF AGENT FOR SERVICE OF
                            PROCESS AND UNDERTAKING

     A. Name of issuer or person filing ("Filer"): Ritchie Bros. Auctioneers Incorporated

     B.   This is (check one)

        [X] an original filing for the Filer

        [ ] an amended filing for the Filer

     C. Identify the filing in conjunction with which this Form is being filed:

        Name of registrant:  Ritchie Bros. Auctioneers Incorporated

        Form type:  Form 40-F

        File Number (if known):  001-13475

        Filed by:  Ritchie Bros. Auctioneers Incorporated

        Date Filed (if filed concurrently, so indicate):  Filed Concurrently

     D. The Filer is incorporated or organized under the laws of Canada, and has its principal place of business at: 9200 Bridgeport Road, Richmond, British Columbia, Canada V6X 1S1 (telephone number (604) 273-7564).

     E. The Filer designates and appoints Lawco of Oregon, Inc. ("Agent") located at: 1211 S.W. Fifth Avenue, Suite 1500, Portland, Oregon 97204-3715 (telephone number (503) 727-2000) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) Any investigation or administrative proceeding conducted by the Commission; and

     (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its Territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities,
(ii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iii) any securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F.    Each person filing this Form in connection with:

     (a) The use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act;
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     (b)  The use of Form F-8 or Form F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8 or Form F-80;

     (c) Its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

     (d) The use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

     Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the application period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. Each person filing this form, other than a trustee filing in accordance with General Instruction I.(e) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable, the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Province of British Columbia, Country of Canada this 16th day of June, 1999.

                                    FILER:

                                    RITCHIE BROS. AUCTIONEERS INCORPORATED

                                    By: /s/ ROBERT S. ARMSTRONG
                                       -----------------------------------------
                                       Name: Robert S. Armstrong
                                       Title: Corporate Secretary

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     This statement has been signed by the following persons in the capacities and on the dates indicated.

                                          LAWCO OF OREGON, INC.

                                          By: /s/ ROY TUCKER

                                            ------------------------------------
                                            Name: Roy Tucker
                                            Title: Vice President

Date: June 16, 1999

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